Exhibit 99.1

Nomad Foods Reports Second Quarter 2018 Financial Results

Company Raises 2018 Guidance
FELTHAM, England - August 9, 2018 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and six month periods ended June 30, 2018. Key operating highlights and financial performance for the second quarter 2018, when compared to the second quarter 2017, include:

•	Reported revenue increased 6.6% to €488 million

•	Organic revenue growth of 1.3%

•	Reported Profit for the period of €31 million

•	Adjusted EBITDA increased 12% to €89 million

•	Reported EPS of €0.18; Adjusted EPS increased 22% to €0.28

•	Company raises 2018 guidance to €365 to €370 million Adjusted EBITDA and €1.14 to €1.17 Adjusted EPS
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We reported solid second quarter results, highlighted by 1.3% organic revenue growth, 90 basis points of Adjusted EBITDA margin expansion and 22% Adjusted EPS growth. Performance was particularly encouraging given this year's earlier Easter timing and the highly publicized summer heat waves throughout Europe. Recent acquisitions are proving complementary. Goodfella's is performing well in our first few months of ownership and Aunt Bessie's, which closed on July 2nd, is expected to be immediately accretive. We are pleased with our year-to-date progress and are on pace to deliver another year of top and bottom line growth."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Second quarter results demonstrate the strength of our business model and the execution ability of our management team. We remain uniquely positioned to capitalize on the favorable macro trends occurring within the frozen food space and are excited by the potential of our portfolio in both the near and long-term."
Second Quarter of 2018 results compared to the Second Quarter of 2017

•
Revenue increased 6.6% to €488 million. Organic revenue growth of 1.3% was comprised of 1.5% growth in price and a 0.2% decline in volume/mix. Revenue growth benefited 6.4 percentage points from the acquisition of Goodfella's and was offset by 1.1 percentage points from foreign exchange translation.

•
Adjusted gross profit increased 6% to €154 million. Adjusted gross margin was unchanged at 31.5% as positive mix and improved pricing and promotional efficiency were offset by mix related to the acquisition of Goodfella’s.

•
Adjusted operating expense increased 2% to €76 million. Advertising and promotion expense decreased 1% to €26 million. Indirect expense increased 4% to €50 million due to the acquisition of Goodfella's.

•	Adjusted EBITDA increased 12% to €89 million.

•
Adjusted Profit after tax increased 17% to €49 million reflecting interest savings. Adjusted EPS increased 22% to €0.28, reflecting Adjusted Profit growth and a lower share count resulting from prior year share repurchases.

First Six Months of 2018 results compared to the First Six Months of 2017

•
Revenue increased 3.8% to €1,027 million. Organic revenue growth of 2.1% was comprised of 1.4% growth in price and 0.7% growth in volume/mix. Revenue growth benefited 3.0 percentage points from the acquisition of Goodfella's and was offset by 1.3 percentage points from foreign exchange translation.

•	Adjusted gross profit increased 8% to €325 million. Adjusted gross margin expanded 120 basis points to 31.6% as positive mix and price increases more than offset currency-driven inflation.

•
Adjusted Operating expense remained flat at €154 million. Advertising and promotion expense was flat at €56 million reflecting seasonally balanced spending in 2018 versus 2017 while Indirect expense was also flat at €98 million.

•	Adjusted EBITDA increased 14% to €192 million.

•
Adjusted Profit after tax increased 27% to €111 million reflecting interest rate savings and lower depreciation and amortization. Adjusted EPS increased 31% to €0.63, reflecting Adjusted Profit growth and a lower share count resulting from prior year share repurchases.

Exhibit 99.1

2018 Guidance
The Company is raising 2018 guidance to include the expected contribution from Aunt Bessie's, which was acquired on July 2, 2018. Management now expects Adjusted EBITDA of approximately €365 to €370 million and Adjusted EPS of approximately €1.14 to €1.17 per share. Full year guidance continues to assume organic revenue growth at a low-single digit percentage range.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, August 9, 2018 at 1:30 p.m. GMT time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-800-289-0438 from the U.S. International callers can dial +1-323-794-2423.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 9559512.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros / Max Dutcher
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and six months ended June 30, 2018 and for comparative purposes, the three and six months ended June 30, 2017.

Adjusted financial information for the three and six months ended June 30, 2018 and 2017 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment charges, M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment charges and M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment charges and M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and six months ended June 30, 2018 and 2017 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended June 30, 2018 and June 30, 2017

	Three months ended June 30, 2018	Three months ended June 30, 2017
	€ millions	€ millions
Revenue	488.2	458.1
Cost of sales	(336.7)	(313.8)
Gross profit	151.5	144.3
Other operating expenses	(85.8)	(75.3)
Exceptional items	(6.1)	(11.5)
Operating profit	59.6	57.5
Finance income	—	5.0
Finance costs	(17.9)	(37.3)
Net financing costs	(17.9)	(32.3)
Profit before tax	41.7	25.2
Taxation	(10.7)	(5.9)
Profit for the period	31.0	19.3
Basic earnings per share
Profit for the period in € millions	31.0	19.3
Weighted average shares outstanding in millions	175.6	181.7
Basic earnings per share in €	0.18	0.11
Diluted earnings per share
Profit for the period in € millions	31.0	19.3
Weighted average shares outstanding in millions	175.6	181.7
Diluted earnings per share in €	0.18	0.11

Statements of Profit or Loss (unaudited)
Six months ended June 30, 2018 and June 30, 2017

	Six months ended June 30, 2018	Six months ended June 30, 2017
	€ millions	€ millions
Revenue	1,027.4	989.4
Cost of sales	(704.6)	(689.0)
Gross profit	322.8	300.4
Other operating expenses	(168.6)	(156.2)
Exceptional items	(7.6)	(11.4)
Operating profit	146.6	132.8
Finance income	3.1	5.6
Finance costs	(27.1)	(54.0)
Net financing costs	(24.0)	(48.4)
Profit before tax	122.6	84.4
Taxation	(29.2)	(17.1)
Profit for the period	93.4	67.3
Basic earnings per share
Profit for the period in € millions	93.4	67.3
Weighted average shares outstanding in millions	175.5	182.7
Basic earnings per share in €	0.53	0.37
Diluted earnings per share
Profit for the period in € millions	93.4	67.3
Weighted average shares outstanding in millions	175.5	182.7
Diluted earnings per share in €	0.53	0.37

Nomad Foods Limited As Reported
Statements of Financial Position
As at June 30, 2018 (unaudited) and December 31, 2017 (audited)

	As at June 30, 2018	As at December 31, 2017
	€ millions	€ millions
Non-current assets
Goodwill	1,828.8	1,745.6
Intangibles	1,880.8	1,724.4
Property, plant and equipment	321.0	295.4
Other receivables	3.2	4.3
Derivative financial instruments	24.5	18.6
Deferred tax assets	61.5	64.3
Total non-current assets	4,119.8	3,852.6
Current assets
Cash and cash equivalents	403.7	219.2
Inventories	333.5	306.9
Trade and other receivables	165.1	147.1
Indemnification assets	79.7	73.8
Derivative financial instruments	14.3	2.1
Total current assets	996.3	749.1
Total assets	5,116.1	4,601.7
Current liabilities
Trade and other payables	482.1	477.5
Current tax payable	177.5	145.3
Provisions	65.9	68.0
Loans and borrowings	6.2	3.3
Derivative financial instruments	1.7	7.8
Total current liabilities	733.4	701.9
Non-current liabilities
Loans and borrowings	1,761.1	1,395.1
Employee benefits	194.9	188.4
Trade and other payables	1.8	1.8
Provisions	64.7	72.8
Derivative financial instruments	44.0	61.4
Deferred tax liabilities	350.8	327.7
Total non-current liabilities	2,417.3	2,047.2
Total liabilities	3,150.7	2,749.1
Net assets	1,965.4	1,852.6
Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,745.2	1,623.7
Share based compensation reserve	8.5	2.9
Founder Preferred Share Dividend reserve	372.6	493.4
Translation reserve	89.6	83.2
Cash flow hedging reserve	9.8	(3.0)
Accumulated deficit	(260.3)	(347.6)
Total equity	1,965.4	1,852.6

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the six months ended June 30, 2018 and the six months ended June 30, 2017

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	€ millions	€ millions
Cash flows from operating activities
Profit for the period	93.4	67.3
Adjustments for:
Exceptional items	7.6	11.4
Non-cash fair value purchase price adjustment of inventory	2.1	—
Share based payment expense	6.4	2.1
Depreciation and amortization	21.2	21.8
Loss on disposal and impairment of property, plant and equipment	0.2	0.2
Finance costs	27.1	54.0
Finance income	(3.1)	(5.6)
Taxation	29.2	17.1
Operating cash flow before changes in working capital, provisions and exceptional items	184.1	168.3
(Increase)/decrease in inventories	(15.3)	13.2
(Increase)/decrease in trade and other receivables	(27.1)	6.9
(Decrease)/increase in trade and other payables	(5.9)	11.7
Decrease in employee benefits and other provisions	(0.4)	(0.9)
Cash generated from operations before tax and exceptional items	135.4	199.2
Cash flows relating to exceptional items	(17.2)	(46.4)
Tax paid	(9.3)	(14.5)
Net cash generated from operating activities	108.9	138.3
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	(237.0)	—
Purchase of property, plant and equipment	(8.7)	(16.8)
Purchase of intangibles	(1.4)	(2.5)
Cash used in investing activities	(247.1)	(19.3)
Cash flows from financing activities
Issuance of new share capital	0.1	—
Repurchase of ordinary shares	—	(93.9)
Issuance of new loan principal	354.8	1,470.5
Repayment of loan principal	(5.9)	(1,469.5)
Payment of finance leases	—	(1.6)
Proceeds on settlement of derivatives	1.7	0.1
Payment of financing fees	(3.2)	(13.6)
Interest paid	(24.0)	(25.2)
Interest received	—	0.3
Net cash generated from/(used in) financing activities	323.5	(132.9)
Net increase/(decrease) in cash and cash equivalents	185.3	(13.9)
Cash and cash equivalents at beginning of period	219.2	329.5
Effect of exchange rate fluctuations	(0.8)	(15.1)
Cash and cash equivalents at end of period	403.7	300.5

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended June 30, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended June 30, 2018

€ in millions, except per share data	As reported for the three months ended June 30, 2018	Adjustments		As adjusted for the three months ended June 30, 2018
Revenue	488.2	—		488.2
Cost of sales	(336.7)	2.1	(a)	(334.6)
Gross profit	151.5	2.1		153.6
Other operating expenses	(85.8)	9.9	(b)	(75.9)
Exceptional items	(6.1)	6.1	(c)	—
Operating profit	59.6	18.1		77.7
Finance income	—	—		—
Finance costs	(17.9)	4.0		(13.9)
Net financing costs	(17.9)	4.0	(d)	(13.9)
Profit before tax	41.7	22.1		63.8
Taxation	(10.7)	(3.8)	(e)	(14.5)
Profit for the period	31.0	18.3		49.3
Weighted average shares outstanding in millions - basic	175.6			175.6
Basic earnings per share	0.18			0.28
Weighted average shares outstanding in millions - diluted	175.6			175.6
Diluted earnings per share	0.18			0.28

(a)	Adjustments to add back the non-cash charge related to the increase in inventory fair value recorded as part of the Goodfella's Pizza purchase price accounting.

(b)	Adjustment to add back the share based payment charge of €4.2 million and non-operating M&A related costs of €5.7 million.

(c)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(d)
Adjustment to eliminate €1.7 million of costs incurred as part of the issuance of new debt drawn down on June 20, 2018, €1.3 million of non-cash foreign exchange translation losses and €1.0 million of foreign exchange losses on derivatives.

(e)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended June 30, 2018 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended June 30, 2018

€ in millions	Three months ended June 30, 2018
Profit for the period	31.0
Taxation	10.7
Net financing costs	17.9
Depreciation	9.5
Amortization	1.7
EBITDA	70.8
Acquisition purchase price adjustments	2.1	(a)
Exceptional items	6.1	(b)
Other Adjustments	9.9	(c)
Adjusted EBITDA (d)	88.9

(a)	Adjustment to add back the non-cash charge related to the increase in inventory fair value recorded as part of the Goodfella's Pizza purchase price accounting.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Other adjustments include the elimination of share-based payment charges of €4.2 million and elimination of non-operating M&A related costs of €5.7 million.

(d)	Adjusted EBITDA margin of 18.2% for the three months ended June 30, 2018 is calculated by dividing Adjusted EBITDA by revenue of €488.2 million per page 8.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended June 30, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended June 30, 2017

€ in millions, except per share data	As reported for the three months ended June 30, 2017	Adjustments		As adjusted for the three months ended June 30, 2017
Revenue	458.1	—		458.1
Cost of sales	(313.8)	—		(313.8)
Gross profit	144.3	—		144.3
Other operating expenses	(75.3)	0.8	(a)	(74.5)
Exceptional items	(11.5)	11.5	(b)	—
Operating profit	57.5	12.3		69.8
Finance income	5.0	(5.0)		—
Finance costs	(37.3)	22.4		(14.9)
Net financing costs	(32.3)	17.4	(c)	(14.9)
Profit before tax	25.2	29.7		54.9
Taxation	(5.9)	(6.7)	(d)	(12.6)
Profit for the period	19.3	23.0		42.3
Weighted average shares outstanding in millions - basic	181.7			181.7
Basic earnings per share	0.11			0.23
Weighted average shares outstanding in millions - diluted	181.7			181.7
Diluted earnings per share	0.11			0.23

(a)	Adjustment to add back the share-based payment charge.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €19.5 million of costs incurred in conjunction with the refinancing on May 3, 2017, €3.5 million of non-cash foreign exchange translation losses and €5.6 million foreign exchange gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended June 30, 2017 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended June 30, 2017

€ in millions	Three months ended June 30, 2017
Profit for the period	19.3
Taxation	5.9
Net financing costs	32.3
Depreciation	8.1
Amortization	1.4
EBITDA	67.0
Exceptional items	11.5	(a)
Other Adjustments	0.8	(b)
Adjusted EBITDA(c)	79.3

(a)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(b)	Other adjustments include the elimination of the share-based payment charges of €0.8 million.

(c)	Adjusted EBITDA margin 17.3% for the three months ended June 30, 2017 is calculated by dividing Adjusted EBITDA by revenue of €458.1 million per page 10.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles adjusted financial information for the six months ended June 30, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Six Months Ended June 30, 2018

€ in millions, except per share data	As reported for the six months ended June 30, 2018	Adjustments		As adjusted for the six months ended June 30, 2018
Revenue	1,027.4	—		1,027.4
Cost of sales	(704.6)	2.1	(a)	(702.5)
Gross profit	322.8	2.1		324.9
Other operating expenses	(168.6)	14.6	(b)	(154.0)
Exceptional items	(7.6)	7.6	(c)	—
Operating profit	146.6	24.3		170.9
Finance income	3.1	(3.1)		—
Finance costs	(27.1)	0.1		(27.0)
Net financing costs	(24.0)	(3.0)	(d)	(27.0)
Profit before tax	122.6	21.3		143.9
Taxation	(29.2)	(3.3)	(e)	(32.5)
Profit for the period	93.4	18.0		111.4
Weighted average shares outstanding in millions - basic	175.5			175.5
Basic earnings per share	0.53			0.63
Weighted average shares outstanding in millions - diluted	175.5			175.5
Diluted earnings per share	0.53			0.63

(a)	Adjustments to add back the non-cash charge related to the increase in inventory fair value recorded as part of the Goodfella's Pizza purchase price accounting.

(b)	Adjustment to add back the share-based payment charge of €6.4 million and non-operating M&A related costs of €8.2 million.

(c)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(d)
Adjustment to eliminate €1.7 million of costs incurred in conjunction with the issuance of new debt drawn down on June 20, 2018, eliminate €0.2 million of non-cash foreign exchange translation losses and €4.9 million of foreign exchange gains on derivatives.

(e)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the six months ended June 30, 2018 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Six Months Ended June 30, 2018

€ in millions	Six months ended June 30, 2018
Profit for the period	93.4
Taxation	29.2
Net financing costs	24.0
Depreciation	18.0
Amortization	3.2
EBITDA	167.8
Acquisition purchase price adjustments	2.1	(a)
Exceptional items	7.6	(b)
Other Adjustments	14.6	(c)
Adjusted EBITDA (d)	192.1

(a)	Adjustment to add back the non-cash charge related to the increase in inventory fair value recorded as part of the Goodfella's Pizza purchase price accounting.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Other adjustments include the elimination of the share-based payment charge of €6.4 million and non-operating M&A related costs of €8.2 million.

(d)	Adjusted EBITDA margin of 18.7% for the six months ended June 30, 2018 is calculated by dividing Adjusted EBITDA by revenue of €1,027.4 million per page 12.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles Adjusted financial information for the six months ended June 30, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Six Months Ended June 30, 2017

€ in millions, except per share data	As reported for the six months ended June 30, 2017	Adjustments		As Adjusted for the six months ended June 30, 2017
Revenue	989.4	—		989.4
Cost of sales	(689.0)	—		(689.0)
Gross profit	300.4	—		300.4
Other operating expenses	(156.2)	2.1	(a)	(154.1)
Exceptional items	(11.4)	11.4	(b)	—
Operating profit	132.8	13.5		146.3
Finance income	5.6	(5.4)		0.2
Finance costs	(54.0)	21.4		(32.6)
Net financing costs	(48.4)	16.0	(c)	(32.4)
Profit before tax	84.4	29.5		113.9
Taxation	(17.1)	(9.1)	(d)	(26.2)
Profit for the period	67.3	20.4		87.7
Weighted average shares outstanding in millions - basic	182.7			182.7
Basic earnings per share	0.37			0.48
Weighted average shares outstanding in millions - diluted	182.7			182.7
Diluted earnings per share	0.37			0.48

(a)	Adjustment to add back the share based payment charge.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €19.5 million of costs incurred as part of the refinancing on the May 3, 2017, €2.5 million of foreign exchange translation losses and €6.0 million of foreign currency gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the six months ended June 30, 2017 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Six Months Ended June 30, 2017

€ in millions	Six months ended June 30, 2017
Profit for the period	67.3
Taxation	17.1
Net financing costs	48.4
Depreciation	18.0
Amortization	3.8
EBITDA	154.6
Exceptional items	11.4	(a)
Other Adjustments	2.1	(b)
Adjusted EBITDA(c)	168.1

(a)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(b)	Other adjustments include the elimination of the share-based payment charge.

(c)	Adjusted EBITDA margin of 17.0% for the six months ended June 30, 2017 is calculated by dividing Adjusted EBITDA by revenue of €989.4 million per page 14.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - June 30, 2018 compared with June 30, 2017:

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
	YoY Growth	YoY Growth
Reported Revenue Growth	6.6%	3.8%
Of which:
- Organic Revenue Growth	1.3%	2.1%
- Acquisitions	6.4%	3.0%
- Translational FX (a)	(1.1)%	(1.3)%
Total	6.6%	3.8%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence and market share in the frozen foods market; (ii) the success of the Company’s strategic initiatives including focus on core products, product enhancements and media investments; (iii) the timing and success of new product launches such as Veggie Power, Good For You, Pulses and PEASE; (iv) completion of successful acquisitions in the same and adjacent categories; (v) the future operating and financial performance of the Company including organic growth rate and our guidance with respect to Adjusted EBITDA and Adjusted EPS, gross margins and operating expenses; and (vi) synergies and other benefits from the Goodfella's and Aunt Bessie's acquisitions, including an increase in the size and scale of the Company’s U.K. business and the level of additional revenue, earnings and EBITDA generated by these businesses in 2018 . These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

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